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                                                                   EXHIBIT 99.10
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                       BOSTON, MASSACHUSETTS  0211-2624
                                (617) 951-7000
                              FAX: (617) 951-7050

                                     September 30, 1997



The Composite Funds
601 West Main Avenue
Spokane, Washington 99201

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), on Form N-1A and offer and sell shares of beneficial interest, without par value, of your Composite U.S. Government Securities Fund, Composite Income Fund, Composite Growth & Income Fund, Composite Cash Management Company Money Market Fund, Composite Cash Management Company Tax-Exempt Money Market Fund, Composite Tax-Exempt Bond Fund, Composite Northwest Fund and Composite Bond & Stock Fund (the "Shares"), at not less than net asset value.

     We have examined an executed copy of your Agreement and Declaration of Trust dated September 22, 1997 (the "Declaration of Trust"), and certified copies of resolutions adopted by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that the beneficial interest in each of your series is divided into an unlimited number of Shares and the issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     The Composite Funds (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and
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The Composite Funds                -2-                       September 30, 1997


requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Trust (the "Series") for all loss and expense of any shareholder of the Series held personally liable solely by reason of his or her being or having been such a shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for the offering and sale pursuant to the Act. We content to the filing of this opinion with and as part of your Registration Statement on Form N-1A relating to such offering and sale.


                                    Very truly yours,




                                    Ropes & Gray